FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Holdings Third Quarterly Report 103rd Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 6, 2007	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Third Quarterly Report

103rd Fiscal Year

To Our Shareholders

December 2006

Nomura Holdings, Inc.

To Our Shareholders

We are pleased to present a summary of our business for the third quarter that commenced October 1, 2006, and ended December 31, 2006.

During the third quarter, the Japanese economy remained firm, with continued strong capital investment activity and a gradual recovery in individual consumption compared with the second quarter, when consumption was negatively affected by unseasonable weather.

The stock market rose during the quarter, led by export-related stocks. There was a temporary period of softness in the market due to concern over the future of the Japanese and U.S. economies, but share prices subsequently increased, supported mainly by the extension of tax-breaks on equity investments, the Bank of Japan’s decision to put off an interest rate hike, and a weakening yen.

In terms of third quarter consolidated results under US GAAP, consolidated net revenue was 322.9 billion yen and income before income taxes totaled 132.1 billion yen. Net income for the quarter was 79.1 billion yen, resulting in a consolidated return on equity (ROE) of 14.6%. These results were underpinned by an expansion in our investment trust business and recovery in market-related businesses.

The dividend for the third quarter will be 8 yen per share, the same as the second quarter.

During the third quarter we decided to make strategic investments in a U.S. investment management company and an agency broker. We are confident that these investments will be strategic stepping stones that will accelerate Nomura Group’s growth. We will continue to strengthen synergies within the Group and pursue additional growth to deliver clients superior services and solutions to meet all investing needs and to remain a dominant player in the industry.

We look forward to your continued support.

February 2007

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

Interview with Top Management

President and CEO Nobuyuki Koga

Q.	What is the current environment surrounding your international business?

A.	With regards to overseas business, there are currently three major trends in the market.

First, hedge funds and private equity funds are expanding their presence and having an increasingly large impact on the market.

Second, derivatives are being incorporated into all types of investment products globally. Up until recently, derivatives were generally regarded as specialized products, but they have now become an essential part of financial product origination, and strength in this area now largely determines which financial institutions are successful.

Third, BRICs (China, India, Russia, and Brazil) have emerged as markets with new business potential. In addition to these countries, emerging markets including of countries such as Vietnam and countries in Middle East are receiving investment from industrialized countries, resulting to a rapid expansion in their markets.

We are committed to respond effectively to this rapidly changing environment.

Q.	Please explain the background and the objectives for the acquisition of Instinet, a major American agency broker.

A.	Hedge funds and other institutional investors are increasingly concentrating their orders with securities companies offering comprehensive execution capabilities. As a result, in order to enhance our competitiveness with European and American investment banks, we must be able to provide high-quality services utilizing sophisticated financial technologies. We determined that building the systems and training people on our own would take too long, and that acquiring an established firm like Instinet would allow us to become competitive quickly.

Instinet is capable to electronically access over 50 trading markets in 31 countries using its proprietary execution management system, and executes customers’ orders using sophisticated IT technology.

This acquisition will enable Nomura Group to provide clients with optimal execution-related services to go along with our superior research.

Demand for electronic trading is expected to dramatically increase in Europe, Asia, and other emerging markets. We will leverage Nomura Group’s strong client base to realize synergies to achieve further growth.

Net Revenue
(billions of yen)
500
400
300
200
100
0
359.8
36.3
386.4
-62.9
325.7
40.7
282.2
2.8
205.9
16.8
209.8
-20.6
251.0
0.1
255.7
-4.8
322.9
27.4
308.7
-13.1
2006/3
3Q
4Q
2007/3
1Q
2Q
3Q

Income before Income Taxes
(billions of yen)
300
200
100
0
36.3
9.9
187.1
231.8
-90.8
209.6
23.0
2.8
82.6
101.2
33.4
54.4
-20.6
-0.4
73.1
97.7
-19.8
-4.8
1.3
132.1
143.9
-13.1
2006/3
3Q
4Q
2007/3
1Q
2Q
3Q

Net Income/ROE (Annualized)
(billions of yen)
150
120
90
60
30
0
(%)
30
25
20
15
10
5
0
22.1%
106.5
25.4%
128.6
3.9%
20.1
8.3%
43.5
14.6%
79.1
2006/3
3Q
4Q
2007/3
1Q
2Q
3Q

Effects of consolidation/deconsolidation of certain private equity investee companies
Business Segment results
Income from discontinued operations before income taxes
Income before income taxes
Unrealized gain (loss) on investments in equity securities held for relationship purposes

Net Income (left)
ROE (annualized, right)

*Reclassifications: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance's private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are not shown independently.

Consolidated Results (Third Quarter)

Net revenue for the third quarter totaled 322.9 billion yen, a 28.7% increase from the previous quarter and a 10.2% decline from the third quarter of the previous year. Income before income taxes for the quarter was 132.1 billion yen, an 80.8% increase over the previous quarter and a 29.4% decline over the same quarter a year earlier. Net income for the quarter was 79.1 billion yen, an 81.7% increase over the previous quarter and a 25.7% decline from the previous year. ROE for the quarter was 14.6%.

Business Segment Results for the Three Months Ended December 31, 2006

Net revenue of business segments for the three months ended December 31, 2006, was 308.7 billion yen, a 20.7% increase from the prior quarter and 20.1% decrease compared to the same period last year. Income before income taxes increased 47.3% from the previous quarter and decreased 37.9% compared to the prior-year third quarter to 143.9 billion yen.

Domestic Retail

Net revenue increased 22.6% from the previous quarter to 115.9 billion yen. Income before income taxes was 46.9 billion yen, up 66.4% compared to the prior quarter.

Commissions for distribution of investment trusts grew 40.9% quarter-on-quarter, to 33.7 billion yen, which was a record high since we began reporting earnings on a quarterly basis. This was the result of strong sales of existing investment trusts offering frequent distributions as well as newly launched funds such as the Asia Attractive Dividend Stock Fund. With the steady growth of assets in stock investment trusts, investment trust administration fees grew to 12.1 billion yen, the eighth consecutive quarterly increase. Revenue from stock brokerage commissions grew 19.8% quarter-on-quarter to 22.6 billion yen.

* We operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information.

Global Markets

Net revenue increased 61.0% from the previous quarter to 78.1 billion yen. Income before income taxes grew by 27.7 billion yen quarter-on-quarter to 24.1 billion yen.

In Fixed Income, derivative trading revenue increased in conjunction with factors such as the recovery in sales of interest rate and currency-linked structured bonds. In Equity, trading revenue from MPO transactions and block trades remained weak.

Global Investment Banking

Net revenue decreased 18.9% from the previous quarter to 24.1 billion yen. Income before income taxes decreased 32.9% to 10.9 billion yen.

During the quarter we acted as lead manager for several large deals, including issues from Aeon, Toyota Motor, and Sharp. We retained the number one spot in the Equity and Equity-related league table* for the 2006 calendar year, the fourth consecutive year we ranked number one. In M&A, we were financial adviser on such deals as the consolidation of Sumitomo Corporation’s lease businesses, and the Toshiba Ceramics MBO. In overseas business, we acted as joint bookrunner for Infosys Technologies’ global offering, and an IPO from Sistema-Hals, a major Russian real estate company.

*	Source: Thomson Financial

Global Merchant Banking

Net revenue decreased 79.2% compared to the previous quarter to 9.2 billion yen. Income before income taxes fell by 83.9% from the previous quarter to 6.7 billion yen.

Gains/losses including the impact from Terra Firma’s sale of a partial stake in an investee company were recorded in the quarter.

Asset Management

Net revenue increased 2.9% from the previous quarter to 24.5 billion yen. Income before income taxes increased 9.9% to 12.2 billion yen.

Assets under management increased during the quarter, continuing to contribute to the growth in profits. The posting of both calendar year-end performance fees and unrealized gains from seed money for new product development helped boost profits as well. Investment trust sales remained strong in the quarter. Sales of the My Story Profit Distribution-type Fund (B Course), funds distributed through banks, particularly those offering frequent distributions, and the Nomura Global 6 Assets Diversified Fund being distributed through Japan Post all continued their strong pace of sales. The Asia Attractive Dividend Stock Fund launched during the quarter and other newly-launched funds also enjoyed strong sales.

Total assets under management for the Asset Management division stood at 25.6 trillion yen at the end of December, a 2.6 trillion yen increase from the end of September.

Other

Income before income taxes was 43.1 billion yen for the three months ended December 31, 2006, mainly related to the IPO of Nomura Real Estate Holdings.

About Quarterly Dividends

The dividend for the third quarter is ¥8 per share. Commencement dates for dividend payments are as follows:

1st Quarter	September 1

2nd Quarter	December 1

3rd Quarter	March 1

End of fiscal year	June 1

(If date falls on a Saturday or Sunday, then the immediately succeeding business day)

We request receipt of dividend payments via bank account transfer. (The dividend will be remitted on the dividend payment commencement date into your bank or post office savings account, thereby eliminating the chance of your forgetting to receive it.) The necessary application form (Remittance Instruction Form) has been enclosed for your convenience.

If you choose to receive your dividend in cash, or to make deposit in cash for additional holdings, the financial institution will verify your identity, pursuant to the “Identify Confirmation Law.”

Dividend per Share Over Time	(Unit: ¥)
	3/01	3/02	3/03	3/04	3/05	3/06
Interim	NA	NA	NA	7.5	10	12
Yearend	17.5	15	15	7.5	10	36
Annual (Total)	17.5	15	15	15	20	48

	3/07
1st Quarter	8	Interim dividend system had not been adopted until 3/03.
2nd Quarter	8	From 3/07 term, quarterly dividends initiated.
3rd Quarter	8

Topic 1

Nomura “Asset Management” Fair

The Nomura “Asset Management” Fair has been held since 2000 and has become the largest asset management event in Japan.

This past year, the Nomura “Asset Management” Fair was held in Tokyo and Nagoya in December, and in Osaka in February. Over 20,000 people attended each event.

The Nomura “Asset Management” Fair features a wide array of lectures and exhibition booths. Lectures were delivered by well-known commentators and economists, including Taichi Sakaiya, Kenichi Omae, Iwao Nakatani, and Main Koda

At the exhibition booth area, leading global investment management firms and insurance companies spoke with visitors about their products and services, many listed companies discussed their businesses, shareholder amenities were distributed, and asset management seminars were delivered.

In addition, for the first time, Nomura Securities had its own booth, and the company’s various products and services were introduced.

The Nomura “Asset Management” Fair has been well-received as a great event for individual investors and listed companies to meet, and also as a place where individuals can learn asset management basics in a fun manner.

Topic 2

New Branches (Nomura Securities)

Nomura Securities has been revamping the retail branch network to best respond to the specific needs of local communities, with the aim of providing high-quality services to meet clients’ diverse needs.

In addition to the 6 branches opened during the 2nd quarter (Kariya, Kojimachi, Sagamihara, Koshigaya, Ichikawa and Sakura-Shinmachi), in the 3rd quarter 5 more branches were opened.

The number of domestic branches now totals 144 branches including the Head Office Branch, and we will continue to open new branches in the Tokyo, Nagoya and Osaka regions.

November 20	Kasugai Branch (Kasugai, Aichi Prefecture)

November 27	Esaka Branch (Suita, Osaka)

December 4	Gakuenmae Branch (Nara, Nara Prefecture)

December 6	Shin-Yokohama Branch, (Kohoku-ku, Yokohama)

In the Yokohama metro area, the branch channel and administration system were reorganized effective November 6 as follows to better match the needs of the region.

•	Yokohama Branch renamed the Yokohama Bashamichi Branch

•	Yokohama Branch (newly established in Minato Mirai District)

•	Yokohama-eki Nishiguchi Branch

Given their locations, the Yokohama Bashamichi Branch and the Yokohama Station Nishiguchi Branch will focus on providing clients with consulting services and financial seminars. Meanwhile, the Yokohama Branch (Minato Mirai) will serve corporate clients and high net worth individuals.

Topic 3

Nomura’s “Enjuku-Jinsei”

At Nomura, we refer to life after retirement as “Enjuku-Jinsei”.

At Nomura, we want for our clients to lead a fulfilling life during their retirement years.

What is your idea of “Enjuku-Jinsei”?

This year the Baby Boomer generation will begin to retire from the workforce. “Retirement” is a life event that requires a variety of financial planning, such as planning for income in retirement, making sure financial resources last long enough, protecting against inflation, medical and nursing care, as well as estate planning.

Nomura’s “Enjuku-Jinsei” Seminars

These seminars teach clients the basics about financial planning as well as ideas about asset management.

Based on a three-pronged asset allocation model, including “money to enjoy”, “money to grow” and “money to protect”, a wide variety of financial products have been developed and clients are provided individualized advice.

Please Ask Nomura

Nomura will provide full support so that you will be able to enjoy a fulfilling “Enjuku-Jinsei”.

Topic 4

A Note from JOINVEST Securities

JOINVEST Express

(Trading Tools)

“JOINVEST Express” is an advanced trading tool that allows customers to place market orders easily and quickly, based on real-time market information.

All customers holding accounts with JOINVEST Securities can enjoy this service free of charge.

JOINVEST FX

Launch of Forex Margin Trading

We recently launched “JOINVEST FX”, a foreign exchange margin trading service providing real-time foreign exchange trading on a round-the-clock basis. In addition to the dollar and euro, we offer a total of 9 currency pairs, including high interest rate currencies.

Investment Trusts (Approximately 160)

We have put together approximately160 funds, including roughly 30 funds only available to Nomura Securities clients. Further, we have selected approximately 30 independent “featured funds” and provided an easy-to-understand tutorial page that explains the products.

<For more details please see the JOINVEST Securities homepage>

For service details • account application, visit www.joinvest.jp (only applicable in Japanese)

Customer Support

0120-142-855

From Cell Phone • PHS call 03-5460-0909

(8:30-17:00 on weekdays)

Shareholder Notes

Business Year: April 1 to March 31

Number of shares constituting 1 trading unit: 100 shares

Date of Record for Dividend Payments: 1st Quarter – June 30, 2nd Quarter – September 30, 3rd Quarter – December 31, End of Year Dividends – March 31

General Meeting of the Shareholders: Held in June

Notification Method: Electronic notification (posted on the Company Homepage)

http://www.nomuraholdings.com/jp/investor/

*When electronic notification cannot be made for causes that cannot be avoided, notices will be posted in the Nihon Keizai Shinbun

Share Administration

¡	Handling Agent: Mitsubishi UFJ Trust and Banking, Head Office and all branches as well as Head Office and branches of Nomura Securities

•	Notice of changes including change of address (effective shareholders should contact securities companies with whom they transact business)

•	Confirmation of dividend amount

•	Confirmation of seal impression

•	Transfer of title

•	Procedures relating to inheritance

•	Request for purchase or incremental purchase of less than trading unit shares, etc.

¡      Using the Internet

http://www.tr.mufg.jp/daikou/

Explanation of documents needed for processing and frequently asked questions will be provided

¡       For inquiries and details regarding procedures, please contact the following: